January 17, 2020

Via EDGAR and E-mail

Mr. Mike Volley

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Hancock Whitney Corporation

Form 10-K

Filed March 1, 2019

File No. 001-36872

Dear Mr. Volley:

On behalf of Hancock Whitney Corporation (the “Company” or “we”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated December 19, 2019. We have reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s corresponding response.

Form 10-K Filed March 1, 2019

Visa Class B Derivative Contract, page 110

Comment 1: We note you sold the majority of your Visa Class B holdings in the fourth quarter of 2018 for a net gain of $33.2 million. Please tell us how you calculated the net gain. Also, please tell us the following:

•	the number of shares you held at December 31, 2018,

•	how you accounted for the shares,

•	the accounting guidance supporting your accounting policies, and

•	the value and how you determined the value of these shares.

Please revise future filings to disclose your accounting policies related to these shares.

2510 14th Street – Post Office Box 4019 – Gulfport, MS 39502

228-868-4000 – Fax 228-868-4627

Response 1: The Visa Class B shares sold in the fourth quarter of 2018 were accounted for at cost minus any impairment in accordance with ASC 321 – Investments – Equity Securities; specifically 321-10-35 Subsequent Measurement. The $33.2 million net gain was calculated as the excess of the sales proceeds over the combination of the carrying value of the shares plus the estimated fair value of the derivative agreement entered into with the buyer. The following summarizes the calculation:

Visa B Class Shares Gain Calculation (in thousands)
Proceeds from sale of shares	$42,858
(less) carrying value of shares:
Shares acquired in business combination	$2,325
Shares received in Visa restructuring	$-0-
(less) Estimated derivative fair value	$7,304

Reported pre-tax gain	$33,229

The shares acquired in a business combination were recorded at fair value determined at acquisition in accordance with ASC 805—Business Combinations. The carrying value of the shares received in the Visa restructuring were recorded in accordance with ASC 321. Refer to the excerpt below from Note 19. Fair Value of Financial Instruments in the 2018 Hancock Whitney Corporation Form 10-K, which provides details regarding valuation techniques and unobservable inputs used to estimate the derivative value noted in the table above:

The table below provides an overview of the valuation techniques and significant unobservable inputs used in those techniques to measure the financial instrument measured on a recurring basis and classified within Level 3 of the valuation. The range of sensitivities that management utilized in its fair value calculations is deemed acceptable in the industry with respect to the identified financial instrument.

(in thousands)

Level 3 Class	Fair Value at December 31, 2018	Valuation Technique	Unobservable Input	Values Utilized
			VISA Class A Appreciation	6.0% - 18.0%
Other derivative liability	$7,304	Discounted cash flow	Conversion rate	1.62x - 1.59x
			Time until resolution	24 - 48 months

As of December 31, 2018, the Company held one share of Visa Class B shares, which was acquired in the Visa restructuring and carried on our books at the value of $0. As the share does not have a readily determinable value nor has the Company observed price changes in orderly transactions for the identical or a similar investment, it is accounted for at cost minus impairment (if any), in accordance with the ASC. The Company will revise future filings to disclose the Company’s accounting policies related to these shares if material.

Form 10-Q Filed November 12, 2019

Selected Financial Data, page 49

Comment 2: We note you characterize the provision for loan losses related to the DC Solar bankruptcy as non-operating and you exclude the amount from your non-GAAP financial measure operating earnings and related non-GAAP financial metrics. Please change the name of this non-GAAP measure to more accurately reflect its content, eliminating the use of the word “operating.” In this regard, credit risk and the management of credit risk related to customer bankruptcies, including potential fraud, appear to be part of the typical operating functions of a lending institution. Alternatively, do not exclude the provision for loan losses from your operating earnings non-GAAP measure.

Response 2: While the loss incurred on the DC Solar lease was significant, unusual and not indicative of our on-going operating trends, we have reassessed this metric and agree with the Staff that losses arising from credit risk related to potential fraud are part of our typical operating functions and should not be characterized as non-operating. In the Company’s most recent press release, dated January 15, 2020, these losses have not been excluded from operating earnings. In future filings, the Company will not exclude the provision for loan losses from operating earnings non-GAAP measures.

The Company acknowledges that it and its management are responsible for the adequacy and accuracy of the disclosures in the Company’s filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff. The Company further acknowledges that Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments or require additional information, please contact me at your earliest convenience at (504) 586-7161.

Sincerely,

/s/ Michael M. Achary

Michael M. Achary